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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Supreme Realty Investments, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

868636200

(CUSIP Number)

Zujun Xu
No. 5A, Zuanshi Ge, Fuqiang Yi Tian Ming Yuan
Fu Tian Qu
Shenzhen City, P.R. China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 868636200
1.	Name of Reporting Person: Zujun Xu		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: China

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,821,000 shares of Common Stock

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,821,000 Shares of Common Stock

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,821,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 70.6%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock of Supreme Realty Investments, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4700 Millennia Blvd. Suite 175, Orlando, Florida 32839.

Item 2. Identity and Background

      This Schedule 13D is being filed on behalf of Zujun Xu (the “Reporting Person”). The address of Mr. Xu is No. 5A, Zuanshi Ge, Fuqiang Yi Tian Ming Yuan, Fu Tian Qu, Shenzhen City, P.R. China. Mr. Xu, a citizen of China is a business consultant and currently the President of the Issuer.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor is the Reporting Person a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3. Source and Amount of Funds or Other Consideration

      Mr. Xu purchased 8,821,000 shares of common stock of the Issuer for $590,000, using his personal funds.

Item 4. Purpose of Transaction

On April 11, 2006, the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Thomas Elliot, Jean LeRoy, Jimmy Harvey and Zujun Xu.  Pursuant to the terms and conditions of the Stock Purchase Agreement, Zujun Xu acquired from Thomas Elliot, Jean LeRoy, and Jimmy Harvey (collectively, the “Sellers”) approximately 70.6% of the issued and outstanding shares of common stock of the Registrant (the “Transaction”).     The Buyer entered into the Transaction in order to acquire a majority of the issued and outstanding shares of the common stock of the Issuer.

      Immediately prior to the closing of the Transaction, Thomas Elliot served as the sole member of the Board of Directors. Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, (1) Mr. Xu, was appointed to the Board of Directors, (2) Thomas Elliot tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by Mr. Xu, after the closing of the Transaction, and (3) the parties agreed to appoint Mr. Xu, to the Board of Directors at a future date to be determined by the Buyer.

      In addition, in the near future, Mr. Xu may cause the Issuer to (1) enter into a “reverse merger” with another company whereby the Issuer would be the surviving company, (2) change the Issuer’s name, and (3) effect a reverse stock split of the common stock of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)  Zujun Xu 8,821,000 shares of common stock of the Issuer (constituting 70.56% of the Issuer’s issued and outstanding common stock), acquired on April 12, 2006 pursuant to the Stock Purchase Agreement.

      (b)  Mr. Xu has the sole power to vote or to direct the vote and the power to dispose or to direct the disposition of, the 8,821,000 shares of common stock of the Issuer that he owns.

      (c)  Transactions in the securities effected during the past sixty days: None, other than the transactions described in Item 4 of this Schedule 13D.

      (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Zujun Xu.

       (e) The date on which the Reporting Person ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      See Item 4 of this Schedule 13D for a description of the contracts and arrangements between Zujun Xu and others with respect to the common stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Stock Purchase Agreement

Signatures

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Zujun Xu
Zujun Xu
Date:	April 20, 2006